AXIUS, INC.
128 SEAGULL AVE.,
BAYBREEZE EXEC VILLAGE
TAGUIG CITY, PHILIPPINES

April 7, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4631
Washington D.C., 20549-4631

Attention:  Dorine H. Miller

Re:          Axius, Inc.
Post-effective Amendment No. 1 to Registration Statement on Form S-1
Filed on: March 16, 2010
File No.: 333-147276

Dear Mr. Ingram:

I write on behalf of Axius, Inc., (the “Company”) in response to Staff’s letter of April 7, 2010, by Jay E. Ingram, Branch Chief, Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post-effective Amendment No. 1 on Form POS AM, filed March 16, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
IT APPEARS THAT THE PROSPECTUS HAS BEEN IN USE FOR MORE THAN NINE MONTHS AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT AND THAT THE AUDITED FINANCIAL STATEMENTS CONTAINED THEREIN ARE OLDER THAN 16 MONTHS AND THAT YOU HAVE NOT SOUGHT TO UPDATE THE UPROSPECTUS PURSUANT TO SECTION 10(A)(3) OF THE SECURITIES ACT.  PLEASE ADVISE US AS TO WHETHER ANY OFFERS OR SALES WERE MAKE PURSUANT TO THE PROSPECTUS DURING THE PERIOD IN WHICH THE FINANCIAL STATEMENTS WERE NOT CURRENT.

In response to this comment, no offers or sales were made by the selling shareholders pursuant to the prospectus, for both during the period in which the financial statements were current and not current.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Geraldine Gugol
Geraldine Gugol
CEO and President